[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 28, 2015

James E. O’Connor

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apollo Investment Corporation (File No. 333-205660)

Dear Mr. O’Connor and Ms. Fettig:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the comments received from you on August 13, 2015 to the Company’s Registration Statement on Form N-2 (File No. 333-205660) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2015. All comments are set forth below in bold font and the Company’s response follows each respective comment.

Prospectus

Front Cover

1. The disclosure in the third paragraph states: “Pursuant to approval granted at a special meeting of stockholders held on August 5, 2014, we currently are permitted to sell or otherwise issue shares of our common stock at a price below net asset value….” Section 63(2)(A) of the 1940 Act provides, however, that such an authorization is effective for a period expiring on the earlier of the one-year anniversary of the date of the shareholder approval or the date of the Fund’s 2015 annual shareholder meeting. See also Kohlberg Capital Corporation (pub. avail. March 12, 2009). Please delete or update this statement.

The disclosure has been updated to reflect that approval was most recently granted at a special meeting of stockholders held on August 5, 2015.

Apollo Investment, page 1

2. The second paragraph states that “[w]e may also invest in…structured products such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”).” The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please disclose all of the structured products and derivatives in which the Fund intends to invest, including their risks, in conformity with this letter. Please also provide a description of credit-linked notes and their attendant risks.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The Company notes that CLOs are not derivatives. The requested disclosure of credit-linked notes has been made.

3. Given the Fund’s increased investment in CLOs, please explain to us in correspondence whether the Fund intends to invest more than 15% of its net assets in entities, such as subordinated tranches of CLOs, that rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

The Company does not currently intend to invest more than 15% of its net assets in entities that rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, although the Company may exceed that level from time to time.

4. Please disclose, in the first paragraph on page 2, the corresponding “Total Returns,” as shown on page 44 of the prospectus, and that they do not reflect the sales loads that may be paid by investors.

The requested disclosure has been made.

Use of Proceeds, page 3

5. The disclosure in the second paragraph states: “We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions.” Because this period may exceed three months, please disclose the reason for this delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

The Company believes that the statement that it may take as long as two years to invest the proceeds of any takedowns off of this Registration Statement is consistent with Guide I of Form N-2, which provides that:

A business development company (“BDC”) is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of Section 55(a) of the 1940 Act (15 U.S.C. 80a-54(a)(1)-(3)). The Division is of the view that Section 58 of the 1940 Act (U.S.C. 80a-57) requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; (ii) 2 years after commencement of its initial public offering. The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The disclosure in the “Use of Proceeds” section provides that “[p]ending our investments in new debt investments, we plan to invest a portion of the net proceeds from an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment.” The ability of the Company to invest the net proceeds of any offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Company’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from any offering will be invested. The Company notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements.

As a result, the Company believes that the timeframe included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2. Further, as noted above, the Company will invest a portion of the net proceeds from an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment.

Fees and Expenses, page 6

6. Footnote 5 and 6 state that the base management and incentive fees in the fee table “are based on” or “remain consistent with” the fees earned by AIM for the fiscal year ended March 31, 2015 “adjusted for new debt and equity issuances.” What amounts of new debt and equity issuances were assumed? What assumptions were made about interest rates for the current fiscal year? What assumptions were made about the voluntary waiver of fees on shares issued in 2012 and 2013 and the deferral of fees on accrued PIK interest? Please provide in correspondence the calculations of the management fees used in the fee table.

There are no adjustments for equity issuances. For debt issuances, we assumed the paydown of certain old debts that are due in the current year. For interests rates, we assumed that the current rate would stay in effect. We also assumed that current waivers are effective. Deferral of fees should not have any material impact on the calculation. Please see email provided to the Staff on August 28, 2015 for the calculation of the management fee.

7. We note that the first paragraph on page 32 states: “We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds….” If the expenses incurred indirectly by the Fund as a result of its investments in “other investment companies,” including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the

James E. O’Connor

Christina D. Fettig

August 28, 2015

expenses. In particular, we note that the disclosure on page 48 indicates that as much as 11% of the Fund’s assets may be invested in CLOs. Because CLOs normally rely on Section 3(c)(7) of the 1940 Act to avoid registration as investment companies, to the extent that the Fund is invested in CLO residual interests, their fees and expenses must also appear in the AFFE item. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Based on written guidance by the Staff, Instruction 10.a to Item 3 does not apply to expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles. Please see the Staff’s guidance release, “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” (https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm). Inasmuch as the CLOs in which the Company has investments are structured finance vehicles and not investment funds, the Company believes that its investments in these vehicles should not be included in its AFFE calculations.

The Company confirms that any such expenses are less than one basis point and are included in the calculation of “Other Expenses.”

8. Please confirm that the management fees are presented gross of the voluntary waivers currently in effect for common shares purchased between 2012 and 2016.

The disclosure has been revised to reflect that the management fees are presented gross of the voluntary waivers currently in effect for common shares issued between 2012 and 2016.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC, page 13

9. The first paragraph states: “To qualify as a RIC under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements.” While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the annual distribution requirement of Section 852 is not. The Fund will not “fail to qualify as a RIC” if it does not distribute at least 90% of its income and excess net short-term capital gains annually. Please clarify the disclosure.

The Company believes that excess net short term gains must be included in the calculation of net income subject to the 90% distribution requirement. We have revised the disclosure to change “qualify” to “maintain its status.”

James E. O’Connor

Christina D. Fettig

August 28, 2015

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 13

10. The disclosure, in the second paragraph of this subsection, states that “while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment.” Please delete this statement because it does not describe a risk.

The statement assists the reader in understanding the nature and scope of the risk and accordingly has been retained. The Company also notes that this disclosure was developed at the Staff’s request.

We invest primarily in secured and unsecured debt of private middle-market companies. We also may invest in equity and structured products, such as CLOs and CLNs, page 25

11. The penultimate paragraph on page 25 states that “CLOs and CLNs…are typically a form a securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches.” Please describe the imbedded credit derivative component of the CLN. Please also provide specific risk disclosure for CLNs similar to that provided for CLOs in the subsections that follow this disclosure.

The requested disclosure has been made.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults…, page 28

12. The disclosure, in the first paragraph, states that “We expect that a majority of our portfolio will consist of equity and junior debt investments in CLOs.” Given that the CLOs are not “qualifying assets” under section 55(a) of the 1940 Act, please clarify what “portfolio” is referred to by this statement.

The disclosure has been revised to clarify that “portfolio” refers to the Company’s portfolio of CLO investments.

13. The same paragraph also states: “CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss.” Please clarify what the fund’s risk of loss is higher than. Please also disclose that, in a highly-leveraged CLO, the risk of first loss is such that lower rated tranches, as well as the equity tranche, can be quickly wiped out by a modest decline in leveraged loan values. Please also clarify that, where the Fund purchases a CLO equity tranche, it may be completely reliant on the underwriting of a third party loan originator.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The disclosure has been revised to clarify that the Company’s risk of loss is higher than if it owned the senior debt portion. The Company believes the requested disclosure is not consistent with the Company’s facts and circumstances and accordingly the Company has not made the requested change. The Company is invested only in cash flow CLOs, where only defaults and not changes in market value affect the value of the equity portion. The Company generally diligences the underlying credits and is not completely reliant on the loan originator.

Our incentive fee may induce AIM to make certain investments, including speculative investments, page 31

14. Please clarify in the second paragraph that, regardless of the fact that the incentive fee on income accrued from 2012 to 2015 will be paid only when the accrued income is collected, the accrued income is capitalized and included in the calculation of the base management fee. Please also disclose that, even if a loan is put on non-accrual status, its capitalized interest will not be reversed and may continue to be included in the calculation of the base management fee based on an estimation of the loan’s fair value.

The requested disclosure has been made.

Fair Value Measurements, page 49

15. The disclosure states: “We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative.” Please define “mid-market pricing.” Who makes the determinations that a “different point” is more representative of fair value and on what basis are they made?

Please add a cross-reference to the table in the “Quantitative and Qualitative Disclosure about Market Risk” section on the effects from changes in interest rates.

The requested disclosure to define “mid-market pricing” has been made. In accordance with our valuation procedures, our pricing team may recommend, and ultimately, our board of directors makes the determination, whether a different point is more representative of fair value. The basis for suggesting change is generally that more observable market data is available that would justify a different price more representative of fair value.

The requested disclosure to add a cross-reference to the table in the “Quantitative and Qualitative Disclosure about Market Risk” section has been made.

16. The disclosure states that “we typically utilize independent third party valuation firms to assist us in determining fair value (emphasis added).” Please clarify the circumstances where the Fund would not use a third party valuation firm to assist in determining fair value. We note that, as disclosed in the first paragraph on page 51, 82.2% of the Fund’s investments were classified as “Level 3” under FASB Accounting Standards Codification Topic 820 on March 31, 2015.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The Company would not use a third party valuation firm to assist in determining fair value for a recent transaction where the price approximates fair value as of the reporting date or where multiple broker quotes are available. The Company will consider adding this disclosure in future financial statement filings.

Debt, page 57

17. The disclosure about the Senior Secured Facility in “Note 9,” on page F-60 of the financial statements, states: “The Senior Secured Facility is secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents.” Given this statement, please explain to us whether the fund has available any unencumbered liquid assets to segregate with respect to any other senior securities, including the Fund’s unfunded commitments. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979)

The Company does not treat its unfunded commitments as senior securities for several reasons. First, we do not think that Congress, which enacted the BDC provisions a year after the promulgation of IC-10666, intended that BDCs both be required to furnish capital primarily to illiquid private companies and be required to maintain significant amounts of liquid investments to prevent their normal course unfunded commitments from being treated as senior securities. Second, substantially all of the Company’s unfunded commitments contain conditions to its obligation to fund, which makes them different in kind from the standby commitments discussed in IC-10666 and sales of puts. They also differ from standby commitments in other fundamental respects, including that substantially all of the Company’s unfunded commitments are to extend credit at a floating rate, which substantially removes the interest rate risk the SEC worried about in IC-10666, and that the conditions generally relieve the Company from extending credit if there are any material credit issues with the potential borrower, which eliminates the only other risk (credit risk) discussed by the SEC in IC-10666 in relation to standby commitments. Consequently, unfunded commitments bear little resemblance to the instruments with which the SEC was concerned in IC-10666 and even less resemblance to the definition of senior security in the 1940 Act. Third, the Company’s unfunded commitments are ordinary course contingent operating obligations that are not treated as liabilities for accounting purposes and simply are not “evidences of indebtedness” bearing any “similarity” to a “bond, note or debenture” as required by section 18(g) of the 1940 Act. While the Company appreciates that certain open-end funds back in the 1970s may have been engaging in trading techniques to get around their inability to issue senior securities in any form other than borrowing from a bank, unfunded commitments do not exhibit the risks that concerned the SEC at that time and are not appropriately thought of as senior securities.

James E. O’Connor

Christina D. Fettig

August 28, 2015

Legal Proceedings, page 74

18. Please inform us whether the Fund has complied with Section 33 of the 1940 Act, as made applicable to the Fund by Section 59 of the 1940 Act, with respect to the filings made in these proceedings.

As of the date hereof, Section 33 is not applicable to the aforementioned proceedings as the action is not a derivative action.

Investments, page 67

19. The disclosure in this subsection states that “we may in the future seek to securitize our debt investments”. Please disclose that, to the extent the Fund elects to include higher quality portfolio holdings in the securitization vehicle and retain lower quality holdings in its portfolio, investing in the Fund’s shares may be riskier.

The requested disclosure has been made.

20. Please provide us with more information about how the Fund will make the investments referred to in the statement: “we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes.”

As the Company explained in its correspondence letters to the Staff dated March 8, 2011 and August 23, 2013 in response to similar comments, the Company reserves the right in the future to enter into any type of securitization transaction permitted under the 1940 Act and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization. However, the Company would assess whether each SPV should be consolidated based on the current facts and circumstances of that SPV.

Portfolio Companies, page 97

21. Please expand footnote 2 to provide more information about each included investment. Is each “Diversified Investment Vehicle” a CLO? Is each “Diversified Investment Vehicle” investment an equity tranche, including the Highbridge notes?

The Company believes footnote 2 provides all applicable information required under the applicable schedule relating to which investments do not qualify for the 70% requirement. A “Diversified Investment Vehicle” may also include a credit linked note. Each “Diversified Investment Vehicle” can either be an investment in an equity tranche or a debt tranche. The Highbridge notes are considered to be an investment in the debt tranche.

22. Please expand footnote 7, on page 106, to include all of the disclosure requirements of Item 8.6.a of Form N-2 and, particularly, Instruction 2 regarding the nature of the business of portfolio companies representing five percent of the Registrant’s assets.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The requested disclosure has been made.

Description of Our Debt Securities, page 125

23. Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff. In this regard, please note that the prospectus supplement should, as applicable:

a) Disclose that none of the Fund’s indebtedness is currently subordinated to the debt securities. It should also be disclosed whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

b) Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Fund and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

c) Refrain from using the word “senior” in the title of any debt securities issued by the Fund, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Fund. Even where the Fund’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Fund, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Fund’s subsidiaries, financing vehicles and similar facilities.

d) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Fund and its subsidiaries as they exist as of the maturity date of the debt securities.

As the Company explained in its correspondence letter to the Staff dated July 23, 2014 in response to similar comments, the Company respectfully submits that advance

James E. O’Connor

Christina D. Fettig

August 28, 2015

notification and/or further Staff review of any preliminary prospectus supplement relating to any debt offering by the Company prior to the commencement of any such debt offering is not required under rules of the Commission or existing Staff guidance and would strip away any benefit from reliance on Rule 415. Furthermore, given the potential need to access the capital markets in a timely manner (in the manner contemplated by Rule 415) as and when market conditions permit, it would be impracticable for the Company to provide advance notice to the Staff regarding an offering of debt securities under the Registration Statement.

The Company most recently issued $350 million in aggregate principal amount of 5.250% Notes due 2025 using a prospectus supplement, filed with the Commission on March 3, 2015 pursuant to Rule 497. The Company believes that the prospectus supplement used in that offering comports with the requirements stated in the comment and that further submission of yet another pro forma supplement is not necessary.

Further, the Company previously responded to a similar comment in its correspondence letter dated July 23, 2014 and believes that the matter was resolved at that time.

Description of Our Units, page 142

24. Please provide us with a legal analysis discussing why an offering of “units” is consistent with the protections of the Investment Company Act based on a specific description of how and why the units are being offered. This analysis should include how the individual securities in the unit will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Fund’s securities in units. In addition, please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of units or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of units unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

The details of any units or offering thereof are not yet known or reasonably determinable and, therefore, any such details may be inaccurate, misleading or confusing to investors. Nor is such preliminary disclosure a market practice of other business development companies with universal shelf registration statements. The Company has already undertaken that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Company or an amendment thereto that was subject to review by the Commission and that subsequently became effective. Further, the Company previously responded to a similar comment in correspondences dated February 3, 2012 and August 23, 2013 and believes that the matter was resolved at that time.

James E. O’Connor

Christina D. Fettig

August 28, 2015

Description of Our Purchase Contracts, page 144

25. Please clarify the nature of the “purchase contracts.” As described, the purchase contracts appear to be firm commitment or standby agreements with third parties.

The requested disclosure has been made.

26. Please provide a legal analysis discussing why purchase contracts are consistent with the protections of the Investment Company Act. In particular, this analysis should address the dilutive effects resulting from the issuance of such contracts. In addition, please discuss what safeguards will be put in place to prevent the sale of common stock at a price that is effectively below net asset value.

As explained in the correspondences filed by the Company on December 22, 2011 and August 23, 2013 in response to a similar comment, at the time an investor enters into a purchase contract with the Company, such event is considered a “sale” as such term is defined in Section 2(a)(34) of the 1940 Act. A sale that obligates a contract holder to purchase shares of common stock from the Company would satisfy the requirements of the 1940 Act if, at the time of the sale (i.e., the entry into the contract), the price in the purchase contract is at or above net asset value or, if the Company has shareholder approval to sell shares of common stock below net asset value from its shareholders, below net asset value. Any other securities covered by a purchase contract would be sold in compliance with the rules and regulations governing the sale of such instruments set forth under the 1940 Act. Any dilutive effect resulting from the issuance of a purchase contract would be disclosed in a prospectus supplement at the time of an offering in the same manner as other sales below net asset value pursuant to the protocol worked out with the Staff. To the extent the purchase contracts are for nonconvertible preferred stock or debt securities, no dilution is possible. We believe the Company’s policies in accordance with the foregoing 1940 Act requirements provide adequate safeguards.

Plan of Distribution, page 150

27. The disclosure in the second paragraph, on page 150, states that “pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement.” Please respond to the following issues raised by this disclosure:

a)	Are there currently any privately-placed shares outstanding, or does the Fund intend to do any private placements that require the Fund to pay the costs of the resale registration?

In April 2012, a subsidiary of Apollo Global Management, LLC purchased 5,847,953 newly issued shares of the Company based on the net asset value as of March 31, 2012 of $8.55 per share. The shares remain outstanding. The private placement did not include registration rights. The Company does not currently anticipate any private placements that would entail registration rights requiring the Company to pay the costs of resale registrations.

James E. O’Connor

Christina D. Fettig

August 28, 2015

On January 25, 2011, the Company closed on its private offering of 5.75% senior unsecured convertible notes due 2016. The convertible notes and the shares of common stock issuable upon conversion of the convertible notes have not been registered under the 1933 Act or any applicable state securities laws. Note holders do not have any registration rights and the Company will not file a shelf registration statement for the resale of the convertible notes or the common stock issuable upon conversion of such notes. After the notes were held for one year by a non-affiliate, under Rule 144 such notes and any shares of common stock obtained upon conversion had become freely saleable by non-affiliates.

b)	Does the Fund’s board always make a good faith determination with respect to a commitment by the Fund to pay the expenses of a resale registration?

The Company has never had a commitment to pay the expenses of a resale registration.

c)	If the Fund expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

The Company does not expect to file any resale registrations during the coming year.

d)	If the Fund intends to make private placements, please disclose, where appropriate, the dilution risk created.

The Company does not currently anticipate making any private placements. In the event the Company does make such private placements, it will include dilution risks if applicable in any subsequent offering of equity securities of the Company pursuant to the Registration Statement.

e)	Will the Fund’s private placements rely on Section 4(2) of the Securities Act, by means of the Rule 506 safe harbor of Regulation D?

The Company does not currently anticipate making any private placements and therefore does not know if any potential private placements will rely on Section 4(2) of the 1933 Act, Regulation D or some other exception.

28. The penultimate paragraph, on page 150, states: “We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.” Please clarify the nature of these “delayed delivery contracts.” It appears that these contracts may also be firm commitment or standby agreements with third parties.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The requested disclosure has been made.

Independent Registered Public Accounting Firm, page 151

29. Please include the financial statements required by Article 3-09 of Regulation S-X in the Registration Statement.

As noted in Part C—Item 25, the financial statements required by Article 3-09 of Regulation S-X are incorporated by reference to Exhibits 99.1 and 99.2 from the Company’s 10-K/A filed on June 29, 2015.

March 31, 2015 Financial Statements

Page F-5- Statement of Operations:

30. Please consider including detail of the components of “Other Income” either on the face of the Statement of Operations or in the Notes to Financial Statements so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting:

(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.

The Company will consider making such disclosure in future financial statement filings to the extent the Company considers it material.

Page F-6- Statements of Changes in Net Assets:

31. We note distributions of return of capital in the amount of $23,767,000 or $.10 per share. Confirm compliance with Section 19A of the Investment Company Act of 1940. Please describe how shareholders are notified of the character of distributions, including whether the website is updated to reflect the character of the distributions.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The distributions paid by the Company did not require notices under Section 19(a) as they were paid entirely out of net investment income, without regard to realized gains or losses. The return of capital disclosed in the statement of changes in net assets is further discussed in note 11 to the financial statements and is reflective of a tax basis return of capital and not a return of capital for purposes of Section 19(a). As noted in note 11, tax information for the fiscal year ended March 31, 2015 is an estimate and will not be finally determined until the Company files its 2015 tax return in December 2015. Shareholders are notified of the tax character of their distribution on Form 1099 in January of each year.

Pages F-8 through F-23- Consolidated Schedule of Investments:

32. We note that certain securities pay PIK interest. An example disclosure is “15.00% PIK or 10.50% Cash” for the Aventine Renewable Energy Holdings, Inc. investment on page F-8. Please include a footnote to the Schedule of Investments that defines “PIK” and “PIK Toggle”. Disclose the actual rate in effect at the reporting period date. Also, please refer to the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14:

.49 Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).

The Company will include such disclosure in future financial statement filings to the extent relevant.

33. Are all investments with interest rates tied to LIBOR based on the same LIBOR Rate? Consider disclosing the specific LIBOR rate used.

The Company will consider such disclosure in future financial statement filings.

34. Page F-9. Please include an explanation of the rates associated with the unfunded revolver obligations.

The Company has disclosed the rates on unfunded revolvers in the Schedule of Investments. These rates are received on the unfunded portion of the revolver. The Company will include this explanation in future financial statement filings.

James E. O’Connor

Christina D. Fettig

August 28, 2015

35. Page F-15- “Structured Products and Other.” Please explain why the interest rate is N/A for the subordinated notes. If an estimated rate is being accrued on these investments, please disclose the estimated rate with explanatory footnote language similar to the following:

The CLO subordinated notes and income notes are considered equity positions in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

The interest rate is “N/A” because there is no contractual rate on these investments. The Company will include such disclosure in future financial statement filings to the extent applicable.

36. Page F-17- Investments in Controlled Investments. Regarding the portfolio companies identified as “Control Investments”, we refer to the October 2014 IM Guidance Update, “Investment Company Consolidation” which states, in part:

“In reviewing registration statements and financial statements, the staff has observed a number of BDCs that have wholly owned subsidiaries, for example, in order to facilitate investment in a portfolio company. Certain of these BDCs do not consolidate such subsidiaries, even though the design and purpose of the subsidiary (e.g., a holding company) may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy. As part of the registration statement and financial statement review process, the staff has generally suggested BDCs consolidate such subsidiaries because the staff believes that consolidation provides investors with the most meaningful financial presentation in those statements.”

Please confirm that Apollo has reviewed this IM Guidance Update and identify any control investments of Apollo that represent holding companies that act as an extension of the BDC’s investment operations and were designed to facilitate the execution of the BDC’s investment strategy.

The Company confirms that it has reviewed the IM Guidance Update and determined that it has no subsidiaries that were designed to, and do, act as extensions of its investment operations.

37. Footnote (3) on page F-18 identifies investments where the governing documents of the entity preclude the Fund from controlling management of the entity and therefore the Fund has determined that the entity is not a controlled affiliate. Please confirm that these investments do not meet the definition of a significant subsidiary, as defined in Article 1-02(w) of Regulation S-X.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The Company confirms that that these investments do not meet the definition of a significant subsidiary as defined in Article 1-02(w) of Regulation S-X.

38. Footnote (5) on page F-19 identifies control investments. Has the Fund performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? Please confirm that the Fund has performed the three tests outlines in Article 1-02(w) of Regulation S-X and identify any of those companies that have met any of the three tests/conditions.

The Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any investment made by the Company. The Company confirms it has included financial statements of such companies where required by Rule 3-09 and supplemental disclosure where required by Rule 4-08(g).

39. Footnote (16) on page F-21 identifies debt securities where the Fund owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, and differing interest rate characteristics, among other factors. Please disclose each issue separately, in accordance with footnote 1 to Article 12-12 of Regulation S-X.

The Company believes its current disclosure comports with footnote 1 to Article 12-12 of Regulation S-X.

40. Footnote (17) on page F-22 identifies those securities that are considered non-qualifying assets. Please provide the mathematical calculations proving compliance with Section 55(a) of the Investment Company Act of 1940 as of March 31, 2015.

Please see email provided to the Staff on August 28, 2015 for the mathematical calculations.

Notes to Consolidated Financial Statements:

41. Page F-45. Please disclose the dollar amount of any reversals of accrued incentive fees related deferred interest and disclose the dollar amount of any interest paid upon the payment of any deferred incentive fees.

The Company believes such additional disclosure is not required and respectfully declines to add such disclosures.

42. Page F-50. Provide more detail regarding the reasons for the transfers between levels in the fair value hierarchy. The current disclosure is too vague: “Transfers out of

James E. O’Connor

Christina D. Fettig

August 28, 2015

Level 3 are due to an increase in the availability of qualified observable inputs and transfers into Level 3 are due to a decrease in the availability of qualified observable inputs as assessed by the Adviser.”

The Company will include such disclosure as applicable in future financial statement filings.

43. Page F-66- “Commitments and Contingencies.” Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities; the Fund has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund’s most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

Please see our response to Comment 17 above. The Company respectfully declines to make the representation.

44. Note 13 discloses total unfunded commitments of $366,255,000. Please confirm that the portfolio company related to each unfunded commitment is disclosed separately. Refer to the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

The Company will include such disclosure as applicable in future financial statement filings.

45. Page F-66. In Note 14, please use the term “distribution” rather than “dividend” since the character of the distribution is unknown at the time of declaration.

James E. O’Connor

Christina D. Fettig

August 28, 2015

The Company knew the distribution was a dividend and accordingly has not changed its characterization.

General

46. We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Duly noted.

47. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

48. When FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from the FINRA examiner. See Rules 461(a) and (b)(6) under the 1933 Act.

The Company notes that pursuant to FINRA Rule 5110(b)(7)(A), the Registration Statement and offerings thereunder are exempt from FINRA review and clearance.

***********************

James E. O’Connor

Christina D. Fettig

August 28, 2015

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins